Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement on Form S-4 of our report dated March 6, 2007, relating to the consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2006 and 2005, and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2006, and on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, which appears in Abitibi-Consolidated Inc.’s Annual Report on Form 40-F for the year ended December 31, 2006. We also consent to the references to us under the headings “Experts” in such Registration Statement.

(Signed) PricewaterhouseCoopers LLP

May 29, 2007

Montréal, Canada